                          [Sidley & Austin Letterhead]


                                February 22, 2000


Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC  20549

            Re:   Magna Entertainment Corp.'s Registration Statement on
                  Form 10 Filed on November 9, 1999 -- Withdrawal Request
                  -----------------------------------------------------------

Ladies and Gentlemen:

            This letter is being submitted to the Securities and Exchange Commission on behalf of Magna Entertainment Corp. (the "Company") to establish, on the SEC's EDGAR database, a record of the previously granted withdrawal request made with respect to the Company's registration statement on Form 10 (File No. 000-28003) (the "Form 10"), which registration statement was filed by the Company on November 9, 1999 under its former name, MI Entertainment Corp. The withdrawal request was made pursuant to the attached letter dated January 5, 2000 (the "January 5 Withdrawal Letter") and submitted to the Staff of the Division of Corporation Finance by facsimile transmission with their consent.

            As was contemplated in the January 5 Withdrawal Letter, a subsequent filing on Form S-1 was made on January 18, 2000 (File no. 333-94791) (the "Form S-1") in lieu of the Form 10 and a subsequent filing on Form 8-A (which was given the same SEC File No. as the Form 10:000-28003)was made on February 11, 2000, which registered the securities subject to the Form S-1 under the Securities Exchange Act of 1934 and is currently effective.

            Please contact the undersigned at (212) 906-2325 with any questions or comments regarding this filing.


                                               Very truly yours,

                                               /s/ Bola O. Oloko
                                               -----------------
                                               Bola O. Oloko


Attachment
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                                                                      Attachment


                          [Sidley & Austin Letterhead]


                                 January 5, 2000


VIA FACSIMILE
-------------
Ms. Letty Lynn and Mr. Collier Henry
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

            Re: MI Entertainment Corp. Registration Statement on Form 10 (the "Registration Statement"), SEC File No. 0-28003 -- Withdrawal Request
                  --------------------------------------------------------

Dear Ms. Lynn and Mr. Henry:

            As discussed with Mr. Henry, we hereby request on behalf of MI Entertainment Corp. (the "Company") that the Registration Statement, which was filed on November 9, 1999 and has not been finalized, be withdrawn in light of the provision in Section 12(g)(1) of the Securities Exchange Act of 1934 to the effect that a registration statement filed pursuant to such section will become effective 60 days after filing with the Securities and Exchange Commission.

            Please be advised that the Company intends to file a new registration statement. The new registration statement will reflect changes made in response to the comments received from the Commission on the Registration Statement.

            Thank you for your assistance in this matter.

                                           Sincerely,


                                           /s/ Bola O. Oloko
                                           -----------------
                                           Bola O. Oloko


cc:   Bassem Shakeel, Magna International Inc.